Exhibit 99.6

NICE Launches Robotic Process Automation Version 7.0, Leveraging
Advanced AI to Accelerate ROI

 Version 7.0 streamlines the automation life-cycle with smart process selection, swift development and greater enablement of the human-robotic workforce

Hoboken, N.J., December 12, 2018 – NICE (Nasdaq: NICE) today unveiled version 7.0 of its Robotic Process Automation (RPA) product suite designed to streamline all stages of the automation lifecycle - from discovery and development to deployment and operationalization. A culmination of innovative developments driven by AI-infused automation technology, the new version speeds up project success and provides quick return on investment (ROI) by empowering enterprises to combat stumbling blocks commonly experienced during implementations.

Discovery and Development with Automation Finder and Automation Studio
NICE RPA version 7.0 includes a smart diagnostic approach for business process selection using NICE Automation Finder. This proprietary, intelligent capability identifies processes which are ripe for automation and will deliver maximum results if automated. This is achieved by mapping, sequencing and prioritizing captive automation opportunities resulting in maximized ROI.  Automation Studio, a new addition in this version of the NICE RPA suite, simplifies the automation design phase while enabling developers to continuously acquire new features and capabilities from the cloud. The built-in intelligence and real-time guidance given to developers, as they design automations, shortens development time and enables faster return on invested capital. In addition, Automation Studio, with its new generation user interface and built in guidance, enables less technical users to develop process automations, giving organizations the agility to extend automation design to more business users.

Operationalize with NEVA (NICE Employee Virtual Attendant)
The operationalization phase includes enhancements in assisted automation capabilities such as NEVA's intuitive human-like interface which can invite employees to request assistance and ask questions via text chat. In addition, this virtual attendant technology has the capability to execute processes as needed, in real-time. NEVA's intelligent decisioning engine translates an employee request into structured workflow driven actions and performs them on behalf of the employee by interacting with desktop systems in the background.

Monitor & Maintain: New Unified Admin Capabilities and Shape Analysis Enhancements
To effectively and efficiently manage deployment as well as administrate the virtual workforce, NICE RPA 7.0 introduces a Unified Admin, forming a part of the Robotic Control Room. An innovative new portal that centralizes administration, monitoring, and provisioning capabilities into a single web-based, easy to use and accessible application, the new Control Room allows full control of both attended and unattended robots that make up the virtual workforce. Ongoing connectivity enhancements continue to filter through in version 7.0, all contributing towards speed and stability of integration as well as some improvements to NICE’s patented Shape Analysis innovation.

Miki Migdal, President of the NICE Enterprise Product Group said, "Our pinnacle 7.0 version release is all about leveraging innovation to solve pressing industry challenges in every phase of a process automation project. With 16 years of experience innovating in this domain, we have a deep understanding of the key automation life-cycle challenges facing enterprises globally. By helping to eliminate many common obstacles in the automation life-cycle, NICE RPA 7.0 not only contributes towards the growth and enablement of the industry, but also bridges the barriers and uncertainties between humans and robots by contributing automation technology that is designed to act as an 'employee buddy' and enhance the potential of employees."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.